Exhibit 99.1

Procaps to Present at 2023 Annual J.P. Morgan Healthcare Conference

MIAMI, USA – BARRANQUILLA, COL – December 29, 2022 – Procaps Group, S.A. (NASDAQ: PROC) (“Procaps” or the “Company”), a leading integrated LatAm healthcare and pharmaceutical conglomerate, today announced that it will present at the 2023 J.P. Morgan Healthcare Conference on Tuesday, January 10, 2023, at 8:00 am PST. At that time, Procaps will present its 2023 growth plans to investors.

Ruben Minski commented “We look forward to updating our investors on our growth plans for 2023. Our business faced some industry challenges in late 2022, notably with significant currency depreciation and continued inflation costs. We are adjusting our strategies to address these challenges and protect our top and bottom lines. We will provide more detail on both our growth and expense reduction strategies as part of this presentation. While we want to communicate that Q4 has been more challenging than expected, we remain confident in the long-term prospects of our business and appreciate the urgency to employ key initiatives to protect shareholder value.”

About Procaps Group

Procaps Group, S.A. (NASDAQ: PROC) is a leading developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and more than 5,300 employees working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) pharmaceutical products, prescription pharmaceutical drugs (Rx), nutritional supplements, and high-potency clinical solutions.

For more information, visit www.procapsgroup.com or Procaps’ investor relations website investor.procapsgroup.com.

Investor Contact:

Melissa Angelini

ir@procapsgroup.com

+1 754 260-6476

investor.procapsgroup.com

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include projected financial information; expectations related to the Company becoming one of the fastest growing pharmaceutical organizations in Latin America. Such forward-looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, and other aspects of the businesses of the Company are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to recognize the anticipated benefits of the acquisition of the Grupo Somar , the impact of COVID-19 and other potential future pandemics on the Company’s business, costs related to the acquisition and integration of the Grupo Somar, changes in applicable laws or regulations, the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those included under the header “Risk Factors” in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as the Company’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.